Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS JULY SALES

--Reaffirms Expectation to Meet or Exceed High End of Q2 EPS Guidance Range--

HOUSTON, TX, August 7, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week July period ended August 2, 2008 decreased 1.0% to $108.1 million from $109.2 million in the prior year four week period ended August 4, 2007. Comparable store sales decreased 6.2% versus a decrease of 1.7% last year.

Major categories of business which achieved comparable store sales increases during July included cosmetics at +11.9% and dresses at +2.0%.

For the second quarter ended August 2, 2008, the Company reported that its total sales increased 3.8% to $372.7 million from $359.2 million for the second quarter last year. Comparable store sales for the quarter decreased 1.4% versus an increase of 0.5% in the prior year period.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Our July comparable store sales results reflect the continuing challenging economic environment, as well as a slow start to the back-to-school selling period, despite tax free sales events in a number of states. While we are disappointed with our July sales results, we did exceed our total and comparable store sales guidance ranges for the second quarter, and therefore, we continue to believe that we will meet or exceed the high end of our earnings guidance range for the quarter of $0.17 to $0.23 per diluted share."

The Company plans to report its second quarter results before the market opens on Thursday, August 21, 2008, and will hold a conference call and webcast the same day beginning at 8:30 am Eastern Time.

--more--

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2008	2007	2008	2007
1st Quarter	(5.4)%	0.1%	$353.5	$358.2
May	0.1	1.7	122.6	116.6
June	1.2	1.4	142.0	133.4
July	(6.2)	(1.7)	108.1	109.2
2nd Quarter	(1.4)	0.5	372.7	359.2
Year-To-Date (6 Mos)	(3.4)	0.3	726.2	717.4

Store Activity

During July, the Company opened new Palais Royal stores in Rosenberg and Livingston, TX, a new Stage store in Chalmette, LA, and new Bealls stores in Burley and Blackfoot, ID. The two new Idaho stores represent the Company's first stores in that state, and increased its state count to 36. The 5 July new store openings brought the total number of stores opened during the first half of the fiscal year to 28. During the month, the Company also closed 2 stores.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 719 stores located in 36 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's second quarter diluted earnings per share outlook. Forward-looking statements are subject to a number of risks and uncertainties which could cause

--more--

actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

###